Via Facsimile and EDGAR

June 23, 2007

Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: 202-772-9202

Re:	RG America, Inc. - Response to SEC Comment Letter dated June 7, 2007
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
Form 10-QSB for the quarter ended September 30, 2006
File No. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated June 7, 2007 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the remaining comment.

Form 10-KSB for the Fiscal year Ended December 31, 2005.
Note 5, Marketable Securities and Notes Receivable, page 18

Please refer to the schedule below outlining all of the related journal entries regarding the MBI Financial , Inc. transaction from December 2005 through December 2006. For reference, we have kept the previous SEC Comment letter response below the schedule outlining all related journal entries.

RG America, Inc. (RG)
Activity Roll Related to MBI Financial Agreement

		Journal Entry Booked - Debits and (Credits)
Date	Description	Other Receivable	Available for Sale Securities	Deferred Revenue	Unrealized Gain/Loss in Investment for sale Security	Consulting Revenue

Dec-05	RG enters into a consulting agreement with MBI Financial to receive 700,000 shares of MBI Financial stock (MBIF.OB) in exchange for one year financial consulting. RG is to receive 1/2 of the shares in 2005 and the other 1/2 in 2006. The transaction is valued at $1.25 per share because that is the price MBI Financial was selling stock in a recent stock private placement. RG only books the receivable related to the stock that was due in 2005.	437,500		(437,500)

12-31-05	RG recognizes one month of consulting revenue. $437,500 / 6 months = $72,917			72,917		(72,917)

3/31/2006	RG is supposed to receive the second 1/2 of MBI Financial stock in 1Q06 per the original agreement. RG books the following entry.	437,500		(437,500)

3/31/2006	RG recognizes three month of consulting revenue. $875,000 / 12 months * 3 months = $218,750			218,750		(218,750)

6/30/2006	RG recognizes three month of consulting revenue. $875,000 / 12 months * 3 months = $218,750			218,750		(218,750)

6/30/2006
MBI Financial stock is publicly traded at $1.00 a share on 6-30-06, but the stock was valued at $1.25 per share when MBI Financial purchased of New Horizons Financial on 7/14/06. At this time, RG did not choose to revalue the 700,000 shares to $1.00, since we believed the $1.25 per share price used for the July 2006 acquisition represented the stock value than the thinly traded price on the public market. No journal entry is recorded

9/30/2006	RG recognizes three month of consulting revenue. $875,000 / 12 months * 3 months = $218,750			218,750		(218,750)

9/30/2006	The 700,000 shares of MBI Financial Stock is finally received in 3Q06. The following transaction is recorded.	(875,000)	875,000

9/30/2006	MBI Financial stock drops in value from $1.25 per share to $0.26 per share. The following journal entry is recorded.		(693,000)		693,000

9/30/2006	RG adjusts 3Q06 consulting revenue and remaining deferred revenue related to MBI Financial stock to reflect the $0.26 per share valuation per the prices listed on the public stock exchange for MBIF.OB. At this time, under advisement of our auditors, we believed it was proper to use the publicly traded price for the stock valuation - since the MBIF.OB stock prices were moving quickly and unpredictably.			115,500	(288,750)	173,250

12/31/2006	RG recognizes the last two months of consulting revenue.			30,333		(30,333)
	(700,000 shares at $0.26 per share / 12 months * 2 months)

12/31/2006	MBI Financial stock increases in value from $0.26 per share to $0.30 per share. The following journal entry is recorded.		28,000		(28,000)

	Account Totals at 12-31-06	-	210,000	-	376,250

We note your comment related to 700,000 shares of common stock received for providing consulting services and respond as follows:

We entered into a consulting agreement with MBI Financial, Inc. (“MBI”) in December of 2005 that stipulated RG would provide certain consulting services to MBI over a twelve month period and in exchange, RG would receive 700,000 shares of MBI common stock - one-half in 2005 and the other one-half in 2006. At that time, MBI stock was not publicly trading and was in the process of completing a reverse merger with Local Telecom Systems, Inc. to become a public company, and hence to value such shares, we utilized a recent private placement completed by MBI valued at $1.25 per share. In December 2005, the one-half stock that was to be received in 2005 was valued at $437,500 and was recorded as other receivable and deferred revenue, to be recognized as revenue straight-line over the twelve month consulting period. After an evaluation, we determined it was appropriate to value the revenue to be recognized based on the common stock to be received as it had the most readily determinable value.

Since the consulting agreement was executed in December 2005, 1/12th (one month) of the deferred revenue was recognized in fiscal 2005, and 25% in each of the quarters ended March 31, 2006 and June 30, 2006. MBI’s common stock commenced trading in the middle of 3Q06 and subsequently, we received the common stock in early October 2006. The common stock had a market value of $0.26 on September 30, 2006, worth a total valuation of $182,000.

The applicable guidance for such common stock receivable / revenue is EITF 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services. The following paragraph 4 relates to measurement of such stock for revenue purposes:

4. The Task Force reached a consensus on Issue 1 that the grantee should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following dates:

a. The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the grantee to earn the equity instruments (a "performance commitment")3 is reached

3 This Issue uses the term performance commitment in the context of the definition in Issue 96-18. That is, a performance commitment is a commitment under which performance by the grantee to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. The disincentives must result from the relationship between the grantor and the grantee. Forfeiture of the equity instruments as the sole remedy in the event of the grantee's nonperformance is not considered a sufficiently large disincentive for purposes of applying the guidance. In addition, the ability to sue for nonperformance, in and of itself, does not represent a sufficiently large disincentive to ensure that performance is probable. (The Task Force observed that a granting entity could always sue for nonperformance but that it is not always clear whether any significant damages would result.)

b. The date at which the grantee's performance necessary to earn the equity instruments is complete (that is, the vesting date).

The earlier of the above dates is hereafter referred to as the measurement date. [Note: See STATUS section.]

Accordingly, no performance commitment related to paragraph a. above existed and hence paragraph b. should be used as the measurement date.

For fiscal 2005 and for the six months ended June 30, 2006, we utilized the best FMV available to value such revenue, which was the most recent private placement completed by MBI to accredited investors, or $1.25 per share. Once the common stock became actively trading, the current market value of the common stock has been utilized to value revenue to be recognized during 3Q06 and 4Q06 as the necessary performance was completed.

As a result, revenue was recorded by us from such consulting agreement as follows:

Year ended December 31, 2005 - $72,917; Quarter ended March 31, 2007 - $218,750; Quarter ended June 30, 2007 - $218,750; Quarter ended September 30, 2007 - $45,500; Quarter ended December 31, 2006 (two months amortization remaining) - $30,333. Therefore, a total of $586,250 was recognized for the twelve month term of the consulting agreement.

No other than temporary adjustments in value have been recorded. The common stock is trading at $0.42 per share as of May 15, 2007, and therefore the total current value of such common stock held by us is $294,000 as of that date, with a corresponding unrealized loss of $292,250.

3.

We note your comment related to the nature of the relationship the Company has with MBI and the reasons why we provided a loan in the amount of $335,000 and respond as follows:

We confirm that future disclosures related to the above will be revised to be similar in detail as provided in our previous response to you.

We appreciate the opportunity to respond to the Commission’s comments as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if any of our filings were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings. Thank you for your consideration.

Sincerely,

s/s Bruce A. Hall

Bruce A. Hall
Chief Executive Officer